                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



                                  ANNUAL REPORT



        Pursuant to Section l5 (d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1999



                        Commission File Number 000-24503






                        Whidbey Island Bank 401 (k) Plan
                            (Full title of the plan)




                           WASHINGTON BANKING COMPANY

                             1421 S.W. BARLOW STREET

                          Oak Harbor, Washington 98277

                 _______________________________________________

         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         WHIDBEY ISLAND BANK 401(k) PLAN

                        Financial Statements and Schedule

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                         WHIDBEY ISLAND BANK 401(k) PLAN



                                Table of Contents



                                                                                                                   Page

Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits                                                                       2

Statements of Changes in Net Assets Available for Benefits                                                            3

Notes to Financial Statements                                                                                         4

Schedule

1    Schedule of Assets Held for Investment Purposes                                                                  9

Exhibits

23.1 Consent of Independent Accountants

Signatures

                          Independent Auditors' Report



Administrative Committee
Whidbey Island Bank 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan (Plan) as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.








Seattle, Washington
June 9, 2000

                         WHIDBEY ISLAND BANK 401(k) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 1999 and 1998


                                                                               1999                  1998
                                                                         ------------------    ------------------

Assets:

     Investments, at fair value:

        Money market funds                                            $        135,727               134,988

        Mutual funds                                                         2,264,379             1,481,956

        Common stock                                                           728,398               691,492
                                                                         ------------------    ------------------

                                                                             3,128,504             2,308,436
                                                                         ------------------    ------------------

     Receivables:

        Sponsor                                                                      --                2,769

        Participants                                                                 --               10,174
                                                                         ------------------    ------------------

                                                                                     --               12,943
                                                                         ------------------    ------------------

                      Net assets available for benefits               $      3,128,504             2,321,379
                                                                         ==================    ==================


See accompanying notes to financial statements.

                         WHIDBEY ISLAND BANK 401(k) PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 1999 and 1998



                                                                                   1999                  1998
                                                                             ------------------    ------------------
Additions to net assets available for benefits attributed to:

     Investment income:

        Interest and dividends                                            $         97,619                20,519

        Net appreciation (depreciation) in fair value of investments:

           Mutual funds                                                            329,366               176,983

           Common stock                                                            (12,030)             (284,732)
                                                                             ------------------    ------------------

                                                                                   414,955               (87,230)
                                                                             ------------------    ------------------

     Contributions:

        Participants                                                               310,600               241,088

        Sponsor                                                                     80,219                67,440

        Rollovers                                                                   78,473                66,145
                                                                             ------------------    ------------------

                                                                                   469,292               374,673
                                                                             ------------------    ------------------

                      Total additions                                              884,247               287,443

Deductions from net assets attributed to benefits paid to participants

                                                                                    77,122                33,732
                                                                             ------------------    ------------------

                      Net increase in net assets available for benefits            807,125               253,711

Net assets available for benefits at beginning of year                           2,321,379             2,067,668
                                                                             ------------------    ------------------

Net assets available for benefits at end of year                          $      3,128,504             2,321,379
                                                                             ==================    ==================

See accompanying notes to financial statements.

                         WHIDBEY ISLAND BANK 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998



(1)    Plan Description

       The following description of the Whidbey Island Bank 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan established for employees of Whidbey Island Bank (Sponsor) and the Bank's subsidiary, WIB Financial Services, Inc., who are at least 21 years of age and have completed one year of service, as defined by the Plan document.

              The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Administration

              The Sponsor is the Plan administrator and has appointed certain designated directors of the Sponsor to serve as trustees of the Plan. The assets of the Plan are held by Safeco Mutual Funds (Safeco), except Sponsor common stock which is held by Security Trust Company.

       (c)    Contributions and Participants' Accounts

              Accounts are established for each participant and include the participant's contributions (including those rolled over from another qualified plan or trust),employer matching contributions, and any discretionary contributions from the Sponsor and earnings thereon.

              Participants may contribute up to 15% of pretax annual compensation, limited by the Internal Revenue Code to $10,000 in 1999 and 1998. The Sponsor's matching contribution is 50 cents for each dollar contributed on the first 5% of the participant's eligible compensation. The Sponsor may also make discretionary contributions at the option of the Sponsor's board of directors. There were no Sponsor discretionary contributions in 1999 or 1998. The Sponsor contributions are made in cash and allocated to a participant's account balance in accordance with the participant's contribution elections.

              Effective March 1, 2000, employees are eligible to make contributions on the first day of the month coincident with or following hire date and attaining age 21. Employees are eligible to receive matching and profit sharing contributions as of the January 1 or July 1 coincident with or following completion of one year of service and the attainment of age 21.

                        WHIDBEY ISLAND BANK 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998


       (d)    Investment Options

              Participants have the option of directing their contributions in 1% increments into any one or more of the Plan's investment fund options: Washington Banking Company Common Stock, Safeco International Stock Fund, Janus Worldwide Fund, Safeco Small
              Company Fund, Safeco Growth Fund, Safeco Northwest Fund, Neuberger & Berman Equity Fund, Janus Fund, Safeco Equity Fund, Scudder Growth & Income Fund, Safeco Income Fund, American Century Group Value Equity Income Fund, Safeco High Yield Bond Fund, Loomis Sayles Bond Fund, and Safeco Money Market Fund. Participants may change their investment options at anytime.


       (e)    Vesting

              Participants are immediately vested in their contributions, Sponsor matching contributions and earnings thereon. Vesting of the Sponsor's discretionary contribution and actual earnings thereon is based on years of credited service of participants. The following schedule sets forth the vesting schedule:

                                               Years of vesting service                 Vested percent
                                  ---------------------------------------------    -------------------
                                      Less than 2                               $                 0%
                                  ---------------------------------------------
                                      2                                                          20
                                  ---------------------------------------------
                                      3                                                          40
                                  ---------------------------------------------
                                      4                                                          60
                                  ---------------------------------------------
                                      5                                                          80
                                  ---------------------------------------------
                                      6                                                         100
                                  ---------------------------------------------

              Participants become fully vested at the age of 65, upon the participant's death or upon permanent disability.

              Forfeitures of nonvested Sponsor contributions are allocated to remaining participants and treated as Sponsor non-elective contributions for the Plan year. Forfeited nonvested balances during 1999 and 1998 amounted to approximately $450 and $500, respectively.

                        WHIDBEY ISLAND BANK 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998


       (f)    Payment of Plan Benefits

              Participants may elect to have payments of vested benefits paid either in a lump sum or on an installment basis after their retirement or termination date. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship, as defined by the Plan. Distributions are paid in a single lump sum or, if the account balance exceeds $5,000 and at the participant's election, by payment in monthly, quarterly or annual installments over a fixed, reasonable period of time not to exceed the combined life expectancy of the participant and beneficiary.

       (g)    Plan Expenses

              Expenses of the Plan are paid by the Sponsor and, therefore, are not included in the accompanying financial statements of the Plan.

       (h)    Plan Termination

              Although it has not expressed an intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated at some future date, all participants would become fully vested in their account balances.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation and Accounting

              The Plan financial statements are presented on the accrual basis of accounting.

       (b)    Valuation of Investments

              Investments are stated at fair value based on quoted market prices.

              Net appreciation or depreciation of investments includes both realized and unrealized gains and losses. Purchases and sales of securities are recorded on a trade-date basis.

       (c)    Payment of Benefits

              Benefits are recorded when paid.

                        WHIDBEY ISLAND BANK 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998


       (d)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)    Tax Status

       The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 26, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)    Related Party Transactions

       Certain Plan assets are managed by Safeco and therefore, the related transactions qualify as party-in-interest transactions.

(5)      Investments

       In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements.

                           WHIDBEY ISLAND BANK 401(k)

                         Notes to Financial Statements

                           December 31, 1999 and 1998



(6)     Investments

       The following table presents the assets held for investment purposes at December 31:

                                                                     1999                                1998
                                                        --------------------------------   ----------------------------------
                                                          Principal                           Principal
                                                          amount or                           amount or
                                                          number of        Investment         number of        Investment
                                                            shares           value             shares             value

                                                        ---------------  ---------------
        Money market funds - Safeco Money Market
            Fund                                              135,727  $       135,727           134,988   $       134,988
                                                                         ---------------                     ----------------

        Mutual funds:
            Safeco International Stock Fund                       213            3,602               117             1,534
            Janus Worldwide Fund                                5,967          456,062             4,819           228,211
            Safeco Small Company Fund                          12,862          163,742            10,387           115,917
            Safeco Growth Fund                                 24,890          579,946            22,550           511,881
            Safeco Northwest Fund                              11,014          278,986             7,515           133,235
            Neuberger & Berman Equity Fund                      2,094           50,257             1,469            37,461
            Janus Fund                                          8,782          386,874             4,376           147,247
            Safeco Equity Fund                                  6,826          163,983             7,119           165,520
            Scudder Growth & Income Fund                        5,690          151,883             4,773           125,573
            Safeco Income Fund                                    678           15,185               501            11,770
            American Century Group Value Equity
              Income Fund                                       1,247            6,986               529             3,337
            Safeco High Yield Bond Fund                           156            1,305                31               270
            Loomis Sayles Bond Fund                               483            5,568                --                --
                                                                         ---------------                     ----------------

                      Total mutual funds                                     2,264,379                           1,481,956
                                                                         ---------------                     ----------------

        Common stock -- Washington Banking Company
                                                               87,090          728,398            81,352           691,492
                                                                         ---------------                     ----------------

                      Total investments                                $     3,128,504                     $     2,308,436

                                                                         ===============                     ================


                                                                     Schedule 1
                         WHIDBEY ISLAND BANK 401(k) PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                                                                  Description of investment, including
             Identity of issue, borrower,                           maturity date, rate of interest,
               lessor, or similar party                          collateral, and par or maturity value                Current value
--------------------------------------------------------    -------------------------------------------------       ---------------
*Washington Banking Company                                 Common Stock, 87,090 shares                      $            728,398
*Safeco Mutual Funds                                        International Stock Fund, 213 shares                            3,602
  Janus Equity Funds                                        Janus Worldwide Fund, 5,967 shares                            456,062
*Safeco Mutual Funds                                        Small Company Fund, 12,862 shares                             163,742
*Safeco Mutual Funds                                        Growth Fund, 24,890 shares                                    579,946
*Safeco Mutual Funds                                        Northwest Fund, 11,014 shares                                 278,986
  Neuberger & Berman Funds                                  Equity Fund, 2,094 shares                                      50,257
  Janus Equity Funds                                        Janus Fund, 8,782 shares                                      386,874
*Safeco Mutual Funds                                        Equity Fund, 6,826 shares                                     163,983
  Scudder                                                   Growth & Income Fund, 5,690 shares                            151,883
*Safeco Mutual Funds                                        Income Fund, 678 shares                                        15,185
  American Century Group                                    Value Equity Income Fund, 1,247 shares                          6,986
*Safeco Mutual Funds                                        High Yield Bond Fund, 156 shares                                1,305
  Loomis Sayles                                             Loomis Sayles Bond Fund, 483 shares                              5,568
*Safeco Mutual Funds                                        Money Market Fund, 135,727 shares                             135,727

*A party-in-interest, as defined by Section 3(14) of ERISA

                                    EXHIBITS

23.1   Consent of Independent Accountants


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.











     Date June 27, 2000











                                               WHIDBEY ISLAND BANK 401 (k) PLAN









                                                By:   /s/  Michal D. Cann
                                                    ---------------------------


                                                      Michal D. Cann, Trustee